Exhibit 99.2*

37 CAPITAL INC.

AMOUNTS RECEIVABLE/(PAYABLE) FROM RELATED PARTIES AND UNDERWRITERS

PROMOTERS AND EMPLOYEES OTHER THAN RELATED PARTIES

Schedule II

Name of Debtor	Balance Beginning of Period	Additions	(Collected)/ Paid		Amount Written off	Balance End of Period Receivable (Payable)
2019
Jackpot Digital Inc.	(88,461)	(41,983)	0		0	(130,444)
Jacob H. Kalpakian	(93,391)	(67,252)	0		0	(160,643)
Kalpakian Bros. of B.C. Ltd.	0	0	0		0	0

2018
Jackpot Digital Inc.	(29,852)	(58,609)	0		0	(88,461)
Jacob H. Kalpakian	(104,435)	(21,962)	33,006		0	(93,391)
Kalpakian Bros. of B.C. Ltd.	0	0	0		0	0

2017
Jackpot Digital Inc.	(291,976)	(116,649)	378,773	*	0	(29,852)
Jacob H. Kalpakian	(45,505)	(64,077)	5,148		0	(104,435)
Green Arrow Resources Inc.***	(27,227)	0	27,227		0	0
Kalpakian Bros. of B.C. Ltd.	(15,750)	0	15,750	**	0	0
4 Touchdowns Capital Inc.***	(21,095)	19,098	2,906		0	909
27 Red Capital Inc.***	(21,095)	19,098	2,906		0	909

* During the year ended December 31, 2017, Jackpot paid the Company the amount of $3,725. Also, the Company issued 4,249,985 units of the Company to Jackpot at the price of $0.09 per unit in settlement of the Company’s outstanding debt to Jackpot for the total amount of $382,498 for shared office rent, office support services and miscellaneous office expenses provided by Jackpot to the Company from August 1, 2014 up to September 30, 2017.

** During the year ended December 31, 2017, the Company issued 175,000 units of the Company at the price of $0.09 per unit in settlement of the Company’s outstanding debt owed to Kalpakian Bros. for unpaid management fees from May 1, 2016 up to July 30, 2016.

*** As at December 31, 2017, these entities are no longer related to the Company.